Exhibit 99.10

Not for release or distribution in the United States of America, Australia, France, New Zealand, South Africa, Canada and Switzerland

30 June 2005

United Utilities PLC (“United Utilities” or the “Company”)

Successful placement of Further A Share Rights Issue rump

Following today's announcement regarding valid acceptances under the Further A Share Rights Issue, the Company now announces that the 5,001,787 Further A Shares for which valid acceptances were not received have been subscribed at a price of 328.25 pence per Further A Share.

The net proceeds of the subscription of such shares, after deduction of the Issue Price of 165 pence and the expenses of procuring subscribers, will be paid to those shareholders whose rights have lapsed in accordance with the terms of the Further A Share Rights Issue, pro rata to their lapsed provisional entitlements.

For further information, contact:

United Utilities PLC	01925 237000
John Roberts, Chief Executive
Simon Batey, Finance Director
Simon Bielecki, Investor Relations Manager	01925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309

Dresdner Kleinwort Wasserstein	020 7623 8000
Jonathan Roe
Julian Smith

Deutsche Bank	020 7545 8000
Martin Pengelley Louise Miller

Financial Dynamics	020 7831 3113
Andrew Lorenz

Definitions used in the United Utilities PLClisting particulars dated 6 June 2005 (the “Listing Particulars”) shall have the same meanings when used in this announcement, unless the context requires otherwise. This announcement does not constitute or form any part of any offer of or invitation to subscribe for or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, the Nil Paid Rights, the Fully Paid Rights or the Further A Shares (the “Securities”). Any purchase of, or application for, the Securities in the Further A Share Rights Issue should only be made on the basis of information contained in the Listing Particulars and any supplement thereto.

This announcement is not an offer of securities for sale in the United States. Securities of United Utilities PLC, including the Securities, may not be offered or sold in the United States absent registration under U.S. securities laws or an exemption from registration under such laws. There is no intention to register any portion of the offering in the United States or to conduct a public offering in the United States.

The Securities will not qualify for distribution under any of the relevant securities laws of the Excluded Territories nor will the A Shares qualify for distribution to the public in Canada. Accordingly, subject to certain exceptions, the Securities may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the Excluded Territories or Canada.

For the purposes of this announcement, Dresdner Kleinwort Wasserstein shall mean Dresdner Kleinwort Wasserstein Securities Limited and Deutsche Bank shall mean Deutsche Bank AG London Branch. Each of Dresdner Kleinwort Wasserstein and Deutsche Bank, who are authorised and regulated by the FSA for the conduct of investment business in the United Kingdom, is acting exclusively for United Utilities PLC and no-one else in connection with the Further A Share Rights Issue and will not be responsible to anyone other than United Utilities PLC for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein and Deutsche Bank or for providing advice in relation to the Further A Share Rights Issue or any other matter referred to in this announcement.

Listing particulars relating to the issue of the Securities were sent to holders of A shares (other than those in the United States of America) on 6 June 2005 and were made available to the public for inspection in London at the document viewing facility nominated by the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.